SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________


                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001
                           Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)


                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)

                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

Financial  Statements  and  Exhibits
------------------------------------

     (a)   Financial  statements.

           (1)   Independent  Auditors'  Report

           (2) Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

           (3) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

           (4)   Notes  to  Financial  Statements

           (5) Supplemental Schedule of Assets Held for Investment Purposes at Year End

           The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

     (b)   Exhibits.

                 24  -  Independent  Auditors'  Consent

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   SAVINGS  AND  INVESTMENT  PLAN  FOR
                                   EMPLOYEES  OF  WEINGARTEN  REALTY

                                   By:  Weingarten  Realty  Investors



Date:  June  28,  2002             By: ______________________________
                                        Andrew Alexander, President/
                                         Chief  Executive  Officer

INDEPENDENT  AUDITORS'  REPORT


To  the  Trustees  and  Participants  of  the
     Savings  and  Investment  Plan  for  Employees  of  Weingarten  Realty
Houston,  Texas

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE  &  TOUCHE  LLP

June  19,  2002

SAVINGS  AND  INVESTMENT  PLAN  FOR
EMPLOYEES  OF  WEINGARTEN  REALTY

STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
DECEMBER  31,  2001  AND  2000
------------------------------



                                                                 2001         2000
ASSETS:
Investments:
  Pooled separate investment accounts                        $  8,376,891  $  9,061,367
  Investment contract with MassMutual, #SF51260,
    matures 12/31/02                                            2,418,334     1,693,637
  Common stock fund                                             1,391,680     1,034,607
  Participant loans receivable                                    338,974       410,962
                                                             ------------  ------------

           Total investments                                   12,525,879    12,200,573
                                                             ------------  ------------

Receivables:
        Contributions                                             137,517       132,114
        Loan interest                                                             1,675
                                                             ------------  ------------

            Total receivables                                     137,517       133,789
                                                             ------------  ------------

LIABILITIES -
  Due to plan trustee                                              12,182
                                                             ------------  ------------


NET ASSETS AVAILABLE FOR BENEFITS                            $ 12,651,214  $ 12,334,362
                                                             ============  ============





See  notes  to  financial  statements.

SAVINGS  AND  INVESTMENT  PLAN  FOR
EMPLOYEES  OF  WEINGARTEN  REALTY

STATEMENTS  OF  CHANGES  IN  NET  ASSETS  AVAILABLE  FOR  BENEFITS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2001  AND  2000
--------------------------------------------------------------------------------



                                                                                 2001         2000
ADDITIONS -
  Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation) in fair value of investment            $(1,075,891)  $    90,039
      Interest                                                                   141,677       122,441
                                                                             ------------  ------------

Total investment income                                                         (934,214)      212,480

    Contributions:
      Participant                                                              1,185,238     1,043,824
      Employer                                                                   411,133       352,710
                                                                             ------------  ------------

Total contributions                                                            1,596,371     1,396,534
                                                                             ------------  ------------

Total additions                                                                  662,157     1,609,014
                                                                             ------------  ------------

DEDUCTIONS -
  Deductions from net assets attributable to:
    Benefits paid to participants                                                322,332       845,145
    Administrative expenses                                                       22,973        22,429
                                                                             ------------  ------------

Total deductions                                                                 345,305       867,574
                                                                             ------------  ------------

NET INCREASE                                                                     316,852       741,440

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                           12,334,362    11,592,922
                                                                             ------------  ------------

  End of year                                                                $12,651,214   $12,334,362
                                                                             ------------  ------------




See  notes  to  financial  statements.

SAVINGS  AND  INVESTMENT  PLAN  FOR
EMPLOYEES  OF  WEINGARTEN  REALTY


NOTES  TO  FINANCIAL  STATEMENTS
FOR  THE  YEARS  ENDED  DECEMBER  31,  2001  AND  2000
--------------------------------------------------------------------------------


1.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     The general purpose of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") is to provide retirement and other related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly owned subsidiary, Weingarten Realty Management Company ("WRMC"), (collectively, the "Company").

     BASIS OF ACCOUNTING - The financial records of the Plan and the account records of participants of the Plan are generally maintained on the cash basis of accounting. The accompanying financial statements of the Plan are presented on the accrual basis of accounting; accordingly, memorandum entries are made to the accounting records to reflect the accrual for dividend and interest income, contributions by the Company and participants and interest on loan payments due. Withdrawals of benefits by participants are recorded when paid.

     INVESTMENTS - Investments, other than contracts with insurance companies which are carried at contract value, are carried at their quoted market value.

     VALUATION OF LOANS TO PARTICIPANTS - The loans to participants are valued at cost plus accrued interest, which approximates fair value.

     USE OF ESTIMATES - The preparation of financial statements requires management to make use of estimates and assumptions that affect the amounts reported in the financial statements, as well as certain disclosures. Actual results could differ from these estimates.

2.   SUMMARY  DESCRIPTON  OF  THE  PLAN

     The following description of the Company's 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations promulgated thereunder.

     ELIGIBILITY - All employees are eligible to participate in the Plan after completing one hour of eligible service.

     PARTICIPANT CONTRIBUTIONS - Participants may contribute from 1% up to the maximum amount permitted by law of their annual paid compensation (as defined in the Plan document) as salary reduction contributions. Such contributions are generally made through regular payroll withholdings and reduce the amount of the participant's compensation that is subject to federal income tax.

     EMPLOYER CONTRIBUTIONS - The Company may make monthly matching contributions to the Plan. The maximum amount of each participant's salary reduction contribution that is subject to matching is equal to 6% of the participant's qualified compensation. The employer's matching contribution is generally allocated to the individual participant's accounts based on the ratio of the participant's salary reduction contributions to the total salary reduction contributions made by all participants during the period. The employer's matching contribution is directed to the different funds
     (described under "Investment Options") using the same ratio as the participants' individual contributions. The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Shares. No discretionary contributions were made during the years ended 2001 and 2000.

     VESTING - Participants are fully vested for all contributions made by them. For employer contributions and earnings of the Plan, participants vest as follows:


                                                            Vested
            Years of Vesting Service                      Percentage

            Less than 1 year                                   0
            At least 1 years, but less than 2 years           20
            At least 2 years, but less than 3 years           40
            At least 3 years, but less than 4 years           60
            At least 4 years, but less than 5 years           80
            5 years or more                                  100

     Upon death, disability or reaching 65 years of age, a participant becomes fully vested for all contributions and earnings made on his behalf.

     ADMINISTRATION - Plan Administrators, appointed by the Company, are responsible for the administrative operations of the Plan and maintaining the accounting records of the Plan and the participants.

     WITHDRAWALS - Upon death, disability or termination from the Company, a participant or the beneficiary may withdraw all the participant's vested interest in the Plan. A participant may withdraw all or a portion of his nondeductible voluntary contributions at the end of the plan year or, in case of hardship, at times otherwise allowed by the Plan Administrator.

     Participants may withdraw all of their vested account balances upon attaining the age of 59 1/2. Participants who terminate employment and receive distributions of their vested account balances forfeit the nonvested portion of their accounts. Forfeitures during the year are used to reduce the amount required by the employers' matching contributions.

     PARTICIPANT LOANS - Eligible participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms range from one to five years, however loans may be made up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate on the first day of the month that the loan is made, plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

     PLAN INVESTMENTS - The Trustee is responsible for investing contributions. The Trustee allows participants to designate the type of investments in which their individual, self-funded and employer accounts are invested. During the 2001 plan year, the following investments options were available: MassMutual Money Market, MassMutual Core Bond, MassMutual Equity Growth, MassMutual Growth Equity, MassMutual International Equity, MassMutual Small Capital Growth,

     MassMutual Core Value Equity, MassMutual Indexed Equity, MassMutual Mid Capital Growth, MassMutual Focused Value, MassMutual Large Cap Value, Oppenheimer Global, Oppenheimer Capital Appreciation, Fixed Income Fund and Weingarten Realty Common Shares.

     AMENDMENT OR TERMINATION OF THE PLAN - The Plan may be amended or terminated at any time by the Company. No amendment may deprive any participant (or their beneficiary) of any vested right the participant may have accrued. If the Plan is terminated, the accounts of all participants become nonforfeitable and the Plan's assets or cash will be distributed to the participants so affected.

3.   TAX  STATUS

     The Plan received a favorable ruling dated April 15, 1997 indicating that the Plan was a qualified plan under Sections 401(a) and 501(a) of the Internal Revenue Code and, therefore, exempt from income taxes. The Plan Administrator and outside counsel believe that the Plan, as amended, qualifies under the meanings of the above-mentioned sections of the Internal Revenue Code; accordingly, no provision for federal income taxes is provided in the accompanying financial statements.

4.   INVESTMENTS  GREATER  THAN  FIVE  PERCENT  OF  PLAN  ASSETS

     The following table presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2001 and 2000:


                                                                          MARKET VALUE
                                                                          DECEMBER 31,
                                                                        2001         2000
                                                                    ------------------------
  MassMutual, Fixed Income Fund                                     $ 2,418,334  $ 1,693,637
  MassMutual, Separate Investment Account, Global                                    678,367
  MassMutual, Weingarten Realty Investors Stock Fund                  1,391,680    1,034,607
  MassMutual, Separate Investment Account,
    Capital Appreciation                                              2,133,644    2,428,522
  MassMutual, Separate Investment Account, MM Core Bond               1,468,753    1,165,076
  MassMutual, Separate Investment Account,
    MM Core Value Equity                                              1,857,203    2,119,961
  MassMutual, Separate Investment Account,
    MM Mid Capital Growth                                               946,069    1,421,774




5.   INVESTMENT  CONTRACT  WITH  INSURANCE  COMPANY

     In 2000 the Plan entered into a benefit-responsive investment contract with National Insurance Company ("MassMutual"). MassMutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 5.75% and 5.5% for 2001 and 2000, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed by the Trustee at least 30 days prior to the commencement of the next contract year for resetting.

6.   RELATED-PARTY  TRANSACTIONS

     Certain plan investments are units of separate investment accounts managed by MassMutual. MassMutual is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $22,973 and $22,429 for the years ended December 31, 2001 and 2000, respectively.

7.   RECONCILIATION  TO  FORM  5500



                                                                    2001           2000
    Net Assets available for benefits as of  December 31,
      per Form 5500                                             $ 12,525,879   $ 12,200,573
    Contributions receivable                                         137,517        132,114
    Loan interest receivable                                                          1,675
    Due to other plan                                                (12,182)
                                                                -------------  -------------

    Net assets available for benefits, as of December 31,       $ 12,651,214   $ 12,334,362
                                                                =============  =============



                                     ******

SAVINGS  AND  INVESTMENT  PLAN  FOR
EMPLOYEES  OF  WEINGARTEN  REALTY


EIN  #74-1464203  -  SUPPLEMENTAL  SCHEDULE  OF  ASSETS  HELD  FOR
INVESTMENT  PURPOSES  AT  YEAR  END,
DECEMBER  31,  2001
-------------------------------------------------------------------------------------------------------------------------


        *IDENTITY OF ISSUE                               DESCRIPTION OF INVESTMENT INCLUDING
       BORROWER,  LESSOR OR                         MATURITY DATE, RATE OF INTEREST, COLLATERAL,                 CURRENT
          SIMILAR PARTY                                          PAR OR MATURITY VALUE                            VALUE
*  MassMutual Life Insurance Company   Separate Investment Account, Capital Appreciation, (14,993.885 Units)  $ 2,133,644
*  MassMutual Life Insurance Company   Separate Investment Account, MM Money Market, (12,184.15 Units)             12,184
*  MassMutual Life Insurance Company   Separate Investment Account, MM Core Bond, (12,466.185 Units)            1,468,753
*  MassMutual Life Insurance Company   Separate Investment Account, Equity Growth, (2,350.886 Units)              252,458
*  MassMutual Life Insurance Company   Separate Investment Account, Global, (3,787.375 Units)                     591,586
*  MassMutual Life Insurance Company   Separate Investment Account, MM Indexed Equity, (2,329.414 Units)          235,369
*  MassMutual Life Insurance Company   Separate Investment Account, MM Mid Cap Growth, (10,387.586 Units)         946,069
*  MassMutual Life Insurance Company   Separate Investment Account, MM Growth Equity, (3,422.776 Units)           313,222
*  MassMutual Life Insurance Company   Separate Investment Account, MM International Equity, (411.437)             45,258
*  MassMutual Life Insurance Company   Separate Investment Account, MM Small Cap Growth, (2,795.980 Units)        344,344
*  MassMutual Life Insurance Company   Separate Investment Account, Core Value Equity, (20,967.298 Units)       1,857,203
*  MassMutual Life Insurance Company   Separate Investment Account, Focused Value, (1,233.248 Units)              171,486
*  MassMutual Life Insurance Company   Separate Investment Account, Large Cap Value, (41.045 Units)                 5,315
*  MassMutual Life Insurance Company   Weingarten Realty Investors Stock Fund, (94,215.561 Units)               1,391,680
*  MassMutual Life Insurance Company   Fixed Income Fund                                                        2,418,334
   Participant Loans Receivable        Due semi-monthly, bearing interest 6% to 10.5%                             338,974
                                                                                                              -----------

                                       TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                               12,525,879
                                                                                                              ===========

*Party-in-interest
